

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 22, 2023

Zaichang Ye
Chief Executive Officer and Director
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing'an District, Shanghai, 200072
PRC

> **Re: SunCar Technology Group Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 17, 2023**
> **File No. 333-273286**

Dear Zaichang Ye:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed November 17, 2023

Cover Page

1. We note your response to comment 1, as well as your revised disclosure that "[t]he GEM Entities may be deemed as underwriters under the Securities Act of 1933 . . . ." We reissue the comment. Please revise to name the GEM Entities as underwriters here and in the Plan of Distribution, by stating that they are underwriters under the Securities Act of 1933 as opposed to your disclosure that they "may be deemed as underwriters." For guidance, refer to Securities Act Compliance and Disclosure Interpretation 139.13.

 Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Fei Chen